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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                               ---------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                 PDK LABS INC.
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                               (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                        (Title of Class of Securities)

                                  693293 10 2
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                                (CUSIP Number)

                 REGINALD SPINELLO, PRESIDENT, PDK LABS, INC.,
                    145 RICEFIELD LANE, HAUPPAUGE, N.Y 11788
                          PHONE NUMBER (516) 273-2630
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  JUNE 1, 1991
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           (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index is located on page 5.

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CUSIP NO. 693293 10 2                  13D                     PAGE 2 OF 5 PAGES

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Perry D. Krape
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]
          N/A
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  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          N/A
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    205,488
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   205,488
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          205,488
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 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*
          0
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 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.2%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, REPONSES TO ITEMS 1-7
      (INCLUDING EXHIHBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

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ITEM 1.  SECURITY AND ISSUER

Common Stock, $.01 par value

PDK Labs Inc.
145 Ricefield Lane,
Hauppauge, New York 11788


ITEM 2.  IDENTITY AND BACKGROUND

a.       This statement is being filed by Perry D. Krape.

b.       11522 State Road 84 #222, Davie, FL 33323

c. President of Sun Labs, Ltd. located at 11522 State Road 84, #222, Davie, FL 33323. Mr. Krape is a consultant for drug manufacturers.

d.       Not Applicable

e.       Not Applicable

f.       United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Perry D. Krape ("Mr. Krape") was the founder, President, Chief Executive Officer and Chief Operating Officer of PDK Labs Inc. (the "Company"). Upon incorporation in July 1982, the Certificate of Incorporation authorized 200 shares of Common Stock with no par value. At the time of incorporation, 100 shares of Common Stock were issued to Mr. Krape. Effective May 1989, the Certificate of Incorporation increased the authorized Common Stock from 200 shares at no par value to 10,000,000 shares at $.01 par value. At that time, the 100 shares of Common Stock previously issued to Mr. Krape were converted into 3,000,000 shares of Common Stock, each with a $.01 par value. In August 1989, Mr. Krape contributed 500,000 of his shares to the Company, thereby decreasing his holdings in the Issuer to 2,500,000 shares. Prior to the filing of the S-1 Registration Statement on March 5, 1991, Mr. Krape transferred 215,119 of his shares of Common Stock. On the effective date of the S-1 Registration Statement, Mr. Krape held 2,284,881 shares of Common Stock. Under the terms of that Registration Statement, Mr. Krape registered 230,000 shares of Common Stock for sale, leaving Mr. Krape with ownership of 2,054,881 shares of Common Stock.

         On April 2, 1991, the Company filed a Registration Statement on Form 8-A pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, in connection with the Company's initial public offering of the securities. The Company's Form 8-A became effective on June 1, 1991. As of June 1, 1991, Mr. Krape was the beneficial owner of the Shares, which are defined as "equity securities" within the definition of Rule 13d-1(d), as of the date of effectiveness of such Registration Statement.

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         On July 31, 1991, Mr. Krape resigned from his positions as President,
Chief Executive Officer and Chief Operating Officer of the Company. On that same day, Mr. Krape entered into a five (5) year Voting Trust Agreement with Michael Krasnoff, who was the new President and Chief Executive Officer of the Company. Pursuant to this agreement, Mr. Krasnoff received the power and right to vote Mr. Krape's shares. On November 15, 1991, Mr. Krape resigned from his position as Chairman of the Board of Directors. Mr. Krape remained a shareholder.

         On July 19, 1995, the Company authorized a one for ten reverse stock split of Common Stock. As a result of the reverse stock split, Mr. Krape's shares of Common Stock were reduced in number from 2,054,881 shares to 205,488 shares.

         The Voting Trust Agreement expired in May 1996 and since that time Mr. Krape has been the sole holder and beneficiary of the 205,488 shares.

ITEM 4.  PURPOSE OF TRANSACTION

         As set forth in the response to Item 3 above, Perry D. Krape became the beneficial owner of common stock in the Company during the formation of the Company. Mr. Krape became an owner of "equity securities" within the definition of Rule 13d-1(d) as a result of the Company's registration under Section 12(g) of the Exchange Act on June 1, 1991, in connection with the Company's initial public offering of securities. These securities were held in a Voting Trust until May 1996.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER

                                               NUMBER OF          PERCENTAGE
                                                SHARES            OWNERSHIP
                                               ---------          ---------

                                                205, 488             8.2%
a.       Perry D. Krape

b. Mr. Krape has sole voting and investment power with respect to 205,488 shares.

c.       See the description of transactions set forth in Item 3 above.

d.       Not Applicable.

e.       Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See Items 3 and 4 above. As described in Item 3, the Voting Trust Agreement expired in May 1996.

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Voting Trust Agreement, dated July 31, 1991, by and among PDK Labs, Inc., Perry
D. Krape and Michael Krasnoff, annexed to the Form 8-K filed on July 31, 1991, incorporated herein by reference.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  December 1, 1999
                                        ------------------------------------
                                                        Date


                                                 /s/ Perry D. Krape
                                        ------------------------------------
                                                   Perry D. Krape



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